viit health

Intelligent Vision for your Health



Problem

High blood sugar levels have caused a diabetes pandemic and the surge of other severe illnesses

537

Million Diabetics [1]

643 million projected in 2030
783 million projected in 2045



1 in **2**

Have glucose related issues

Have glucose related problems and don't know about it - half the world's population [2]

1 per **4**

Undiagnosed diabetics

There is at least 1 undiagnosed diabetic for every 4 diabetics [3]

$966 billion

Estimated total diabetes related health expenditure in 2021, showing a 316% increase in 15 years [1]

every **5** seconds

There is a diabetes related death world wide - that's 6.7 million deaths per year [1]

High blood sugar leads to [4,5]

Alzheimers

Cancer

Cardiovascular Diseases

1. Diabetes Altas. IDF
2. Prevalence of and Trends in Diabetes Among Adults in the US
3. National Institute of Diabetes and Digestive and Kidney Diseases
5. The T2 Diabetes "Modern Preventable Pandemic"
6. Peter Attia, MD

Lack of painless and affordable blood glucose measurement tools lead to a diabetic increase

6 of 10 [1]

Diabetics don't follow the correct treatment due to pain associated to glucose measurement


EXACTIVE EQ
impulse
5.8
mmol/L


112
FreeStyle Libre



	Puncture Glucometer	Glucose Monitor (CGM)	Biochemistry Testing
Pain	High	Low	High
Glucose	Capillary	Interstitial Fluid	Central Veins
Time	Instantaneous	Instantaneous & Constant	15 minutes
Cost [2]	$1,400 year	$4,200 year	$60 per test
Accuracy [3,4]	80 - 85%	80 - 83%	95%



1. Mexican Diabetes Federation **2.** GoodRX Health. **3.** Philis-Tsimikas A, Chang A, Miller L. Precision, accuracy, and user (...) **4.** Luijf YM, Mader JK, (.) Accuracy and reliability of continuous (...)



Non-Invasive device to simply and affordably detect blood glucose with increased accuracy

Aimed towards cross vertical impact, this technology could significantly improve general population wellness, diabetes prevention and eventually diabetes management.

1. **Wellness** - Healthier lifestyles through simple measurement and accurate biochemical data.
2. **Prevention** - Preventive traffic light device for organized public and private T2 diabetes prevention campaigns.
3. **Medical** - Individual and clinical use for Pre-diabetes and Diabetes (T1 & T2) monitoring.

	Market	TAM	Current Management
Wellness	$1.5 T [1]	+3 B ppl [1]	CGMs (<1%)
Undiagnosed	↑ [2]	240 M ppl [3]	Lab Test
Pre-diabetics		541 M ppl [3]	Puncture & CGM (13.7 - 5.3%)
	$29 B		
T1 Diabetics		53 M ppl [3]	Puncture & CGM (67.5 - 27.5%)
T2 Diabetics	↓	484 M ppl [3]	Puncture & CGM (67.5 - 27.5%)
Health Clinics	$966 B [3]	+500K	Lab Test & Puncture
Governments	↓	+50K dept	Puncture

1. Mckinsey & Co 2. Research & Markets 3. Diabetes Altas. IDF

P. 3.

Product

Bioviit

(V.3.0 - 2023)

Wellness device that measures biomarkers with light aided by a mobile app that provides relevant health recommendations.

Glucose
+ Oxygen
+ Pulse

No more pain
More accuracy (+13% than puncture & CGM)
Lower cost (80% less than puncture & CGM)
No consumables


viit health
Alejandra
F · 28 yo
Nutrition & Fitness
Monday
21st, January
21:38
$C_6H_{12}C_6$
102
mg/dl
Glucose
O_2
93
%Sp02
Oxygen
Pulse
Beats per Minute
83
BPM
History

Characteristics

- **Near Infrared Spectoscropy** (Infrared light used to identify biochemical compounds through overtone).
- **Computer Vision** (Mathematical image transformations and Artificial Intelligence for image processing).
- **Web/App based management platform with API** (Reading results & history, health recommendations, wearable integration).

History, Calibration & Validation

2017 - 2023

13 Clinical Trials | **+3,200 Patients Tested** | **+1,300 People Calibration** | **93% Accuracy** (+13% than puncture/CGM)

CONACYT Project (2017)

CONACYT Protocols (2017 - 2019)

CENAM Protocol (2020)

SECTEI Protocols (2021 - 2023)

Timeline

Research for Glucose detection using NIR

v.1.0



54 patients
1 Clinical Trial

50 - 65% accuracy

Near Infrared

v.1.1



234 patients
4 Clinical Trials
500 people calibration

65% - 75% accuracy

Image processing

v.2.0



500 patients
6 Clinical Trials
500 people calibration

75% - 90% accuracy

Gaussian Regression

v.3.0



3000 patients
2 Clinical Trials
300 people calibration

90% - 93% accuracy

Neural Networks

Insulin
Cholesterol
Triglycerides

"This technology has shown high reliability when compared to puncture glucometer results. This endeavor is of great importance to Mexico City's Secretary of Health"

Dra. Lilia Elena Monroy
Director Medical Research
Mexico City's Secretary of Health

Supported By:

CONACYT – Mexican Council of Science & Technology

Mexican Institute of Medical Sciences & Nutrition

IMSS – Mexican Social Security Institute

Gobierno de la Ciudad de México / SECTEI – Mexico City's Secretary of Science & Technology

CENAM – Centro Nacional de Metrología – Mexican Metrology Center



Vision and Goals

Provide painless and affordable testing technology to empower a healthier world

Goals

1. Wellness device that measures biomarkers for health empowerment (global).
2. Become a registered and approved biomedical device for glucose measurement worldwide.
3. Improve the life of diabetic patients and decrease the rise of type 2 diabetes (which is developed through unhealthy lifestyles).
4. Create technology that can also accurately track insulin and other biochemical analytes with the same device, such as cholesterol and triglycerides (fats).
5. Expand our vision technology into disease detection.

Team

2020 - 2023

15+ Employees, 100% committed

Mexico City, MX / Ensenada, MX / Tempe, AZ



Fernando Gomez
CEO

Entrepreneur & Social Activist
9 built startups - 2 exits
Speaker UN General Assembly
Santander X Global Winner



Gerardo Rioseco
CBO

Entrepreneur & Biz Dev
9 built startups - 2 exits
National Entrepreneurship Award
Specialized Finance IEB



José Cruz y Celis
CTO

Entrepreneur & AI Engineer
2 built startups - 1 exit
B. Sc Sustainable Dev Engineering
M Sc. Computer Science



Dr. Lorena de la Maza
CMO

Entrepreneur & Microbiologist
5 built startups - 1 exit
B. Medical Sciences UNAM
M. Microbiology Massachusetts General



Luis Gómez Sánchez
Business Development

Entrepreneur & Corporate Lawyer
5 built startups - 1 exit
JD & AMP Harvard Business School
Citibank, Daimler, Walmart, AT&T, etc.

PhD. Josue Alvarez Borrego
Computer Vision

PhD. Esbanyely Garza
Electronic Engineer

M.Sc. Esperanza Guerra
Computer Science

M.Sc. Luis Manuel Martinez
Bionic Engineer

PhD. Luis Adan Jimenez
Biophotonics

Rodrigo Cabrera
Physical Engineer

Rodrigo Sotero
Computer Science

Ady Sanchez
Computer System Manager

Dr. Miguel Cruz
Cellular Biology

Dr. Antonio Garcia
Chemical Engineer

Strategic Partners

SOFTEQ

Hardware
+500 Engineers
USA/MX/EU - Inc 5000 list

atomic32

Software
+250 Engineers
USA/MX - Baxter, Sespec, LiveLong

Iasotek

Biomedical & Regulation
+25 Doctors & Engineers
USA - IasoLab, ASU

MATERIAM

Manufacturing
+200 Employees, +25 years
MX - +500 clients

HAMAMATSU

Photonic Components
+5,400 Engineers, +1.6B sales
+100 countries, +15,000 products

Business Model · bioviit

USA / Mexico - **October 2023**

B2C & Subscription

Our business model will contemplate both a B2C and a Subscription structure mainly for wellness use.



1

B2C
Direct Purchase

$350
USD

Initial Production Cost: $220 USD
Average Margin over time: 60%

Prevention
Government, NGOs

$500
USD / month

Expected LTV: $12,000 USD
Expected CAC: $500 USD

Wellness
Nutrition and Fitness

$20
USD / month

Expected LTV: $1,456 USD
Expected CAC: $83 USD


viit health
Alejandra
Monday
21:38
102
mg/dl
Glucose
93
Oxygen
Pulse
83
BPM
Connected
History

2

Go to Market

Prevention | Subscriptions | B2C

Value Proposition

80% More affordable (Puncture & CGM)

13% More accurate (Puncture & CGM)

No Pain

3 Parameters Glucose, Oxygen & Pulse

4 Wellness Verticals Nutrition, Fitness, Energy & Focus

Strategy

Activate campaign with government institutions
Advanced negotiations with Mexico City & IMSS

Social Media campaigns. Fitness & Wellness communities
Wellness influencers MX/US. Fitness communities MX

Massive E-Commerce reach. Healthcare POS in USA/MX
Connection to Walmart Pharmacies & Mexican distribution



$40,000,000
$30,008,750
$20,017,500
$10,026,250
$35,000
35
500
2.2K
4K
7.5K
2023
2024
2025
2026
2027
Sales Devices



$16,000,000
$12,001,250
$8,002,500
$4,003,750
$5,000
210
4.4K
17.3K
69.7K
230K
2023
2024
2025
2026
2027
Sales Devices



$110,000,000
$82,525,000
$55,050,000
$27,575,000
$100,000
300
6K
24K
94K
303K
2023
2024
2025
2026
2027
Sales Devices

Forward-looking projections are not guaranteed.

Projections

* forward looking projections are not guaranteed



Revenue
Production Cost
Operative Cost
$ 1,057,901
$ 141,918
$ 146,846
$4,098,562
$1,253,637
$1,481,400
$17,142,053
$4,777,016
$1,763,020
$56,029,990
$17,434,950
$2,644,030
$158,460,715
$45,581,525
$4,494,151
EBITDA
- $ 1,052,973
$ 1,363,525
$ 10,602,017
$ 39,951,010
$ 108,385,039
2023
2024
2025
2026
2027

2027 - Devices**: 310K / .05%** TAM **/** Profit: **$108M**

Roadmap & Strategy

Relevant Milestones

Product — 2023



SOFTEQ

Q1

V.3.0
By February 2023, we will have completed the first iteration of our initial commercial device, which will be ready for production by April, and will be able to measure glucose, oxygen and pulse using a proprietary evaluation software.

Q2

HOSPITAL GENERAL de MÉXICO
DR. EDUARDO LICEAGA

Final Calibration
Once we complete the first V. 3.0 units, we will undertake a new Calibration Protocol in the Mexican Nutrition Institute and the General Hospital of Mexico, expected to last 3 months. This will allow us to gather sufficient data for commercial use.

Q3

atomic32


viit health
102
93
83
Pulse
Glucose
Oxygen
History

Wellness App
By July 2023, we will complete the MVP of our Wellness App, which will allow our customers to use our devices, and improve their metabolic health.

Q4

Commercial Clearance
We expect to be cleared as a wellness device by October 2023.

FDA
COFEPRIS

Business — 2023

Q1


VENTURE CAPITAL

Seed Round
We expect to complete our Seed Round raise by March 2023 at the latest, which will allow us to complete our initial commercial products, start production and begin commercial operations in Mexico and the US.

Q2

IMSS
GOBIERNO DE LA CIUDAD DE MÉXICO
SECTEI

Prevention Campaign
During the second quarter of 2023, we must complete all negotiations and logistical preparations that will allow us to carry out a massive prevention campaign with the Mexican Social Security Institute and Mexico City's Government.

Q3

MATERIAM
Iasotek
Arroba • Ingeniería

Q4

Install Production
We will work with Materiam, Iasotek and Arroba Ingenieria to activate a production line for our devices.

Commercial Activation
We aim to distribute our first units for Prevention and Wellness starting Oct 2023.


$350 USD
Buy

Forward-looking projections are not guaranteed.

Intellectual Property Protection

2017 - 2023

✓ Completed in 2017

a) Trade Secret



Light Source
Led Ring
Live Tissue
Ring Finger
Slit
Focalization
Convex Lens
Direction
Difraction Grating
Separation
Camera
Sensor





Provider: Baker & Mackenzie

Date: 2017

Extension: Software & Hardware

Hardware

Spectroscope & Optical Technique

Software

Computer Vision Algorithms

Selected protection strategy through technology development phase.

✓ Built & improved for 6 years

b) Proprietary Data Set





Location: Physical & Cloud Server

Date: 2017 - 2022

Extension: +1M NIR Glucose IMG

Wavelength

600 - 1100 nm

Variations

Graphics, vectors & Math transformations

Strongest protection element specific to our hardware & software sensitivity.

••• In progress

c) Patent Application



Provider: IP Excel & Gonzalez Calv.

Date: March 2023 (expected 2025)

Extension: Software & Hardware

Detection

Spectroscopic Technique

Prediction

Math Transformations

ML Algorithms

Strategic for legal protection. To be filed upon completing our Seed Round.

Competitive Landscape

Glucose monitoring & Glucose Wellness

"Non invasive glucose detection is extremely difficult. It will take hundreds if not billions of dollars to complete"
Terrence Gregg, DexCom

Company	Technology	Universality Multiple use	Affordability vs Puncture/CGM	Accuracy & Simplicity	Regulation Progress	Diversification Other Molecules	Pain Invasive
viit health 2017 - $5.5 M funding	Transmittance NIR Spectroscopy. Image Processing. Machine Learning. Device. Works for everyone and is cheap.	5	5	5	4	5	5
cnoga Digital Care 2004 - $60 M funding	Reflective NIR Spectroscopy. Image Processing. Individual Calibration. Wearable. Individual use.	3	4	5	4	3	5
DIAMONTECH 2015 - $20 M funding	Reflective NIR Spectroscopy. Image Processing. Machine Learning. Device. No diversification & not cheap.	5	3	5	4	2	5
Graphwear 2015 - $25 M funding	Nanotechnology. Molecule Attraction. Graphene base. Wearable. Individual use & not cheap.	2	3	5	4	3	5
Alertgy 2016 - $1.2 M funding	Dielectric Spectroscopy. Radio Frequency. Machine Learning. Wearable. Individual use & no diversification	2	3	4	4	2	5
LEVELS 2019 - $57 M funding	CGM for Metabolic health tracking. Invasive & not cheap	2	2	4	5	2	1
SUPERSAPIENS 2020 - $13.5 M funding	CGM for Fitness health tracking. Invasive & not cheap	2	2	4	5	2	1

viit health

Thank You